SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*

Daisytek International Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

234053106
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d)
         or 2(e)  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  578,600

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  578,600

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  578,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.3%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  578,600

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  578,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  578,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.3%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  578,600

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  578,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  578,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.3%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of Daisytek International Corporation (the "Issuer") beneficially owned by Elliott Associates, L.P. ("Elliott"), Westgate International, L.P. ("Westgate") and Elliott International Capital Advisors, Inc. ("International Advisors," and together with Elliott and Westgate, the "Reporting Persons") as of June 16, 2000 and amends and supplements the Schedule 13D dated June 9, 2000, as amended on June 12, 2000 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $7,703,415

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $7,724,758

ITEM 4.  Purpose of Transaction.

         Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. International Advisors has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common
Stock or related securities that it now beneficially owns or may hereafter acquire.

         On June 16, 2000, Elliott sent a letter to the Issuer's Board of Directors to request that the Issuer announce by the close of business on Monday, June 19, 2000, that the Issuer has (i) agreed to explore the sale of the company in the fashion outlined previously by Elliott and (ii) rescinded the declaration of the spin-off pending completion of the sale exploration. The letter further states that if the Issuer does not make such announcements, Elliott would consider a variety of options, including the solicitation of consents from other shareholders seeking to, among other things, alter the composition of the Board of Directors. A copy of this letter is attached hereto as Exhibit E.

         On June 14,  2000,  Elliott  received  a letter  from  Mark C.  Layton,
President and Chief Executive Officer, PFSweb, Inc. and James R. Powell, President and Chief Executive Officer, Daisytek International. The letter states that the Board of Directors has had extensive deliberations concerning the spin-off and has determined that the spin-off is in the best interest of the Issuer and its shareholders. A copy of this letter is attached hereto as Exhibit D.

         As previously disclosed on Schedule 13D:

     On June 12, 2000, Elliott had a telephone conversation with Randall W. Larrimore, Director, President and Chief Executive Officer of United Stationers Inc. ("United"). Mr. Larrimore stated that "United Stationers would be interested in entering discussions that could lead to a friendly negotiated acquisition of Daisytek, including its existing interest in PFSweb. I would welcome a call from Daisytek's management."

         Also on June 12, 2000, Elliott sent a letter to the Issuer's Board of Directors to relay its above-described conversation with Mr. Larrimore and to urge the Issuer to contact Mr. Larrimore immediately to engage in an objective evaluation of United's interest as an acquiror of the Issuer. Elliott also repeated its interest in discussing the situation with the Issuer's Board of Directors. A copy of this letter was attached to the Schedule 13D as Exhibit C.

         On June 5, 2000, Elliott had a telephone conversation with the Issuer's Chief Financial Officer expressing Elliott's desire to have the Issuer hire a financial advisor to fully explore all strategic alternatives before proceeding with the spin-off of PFSweb, Inc. Although the CFO indicated that the Chairman of the Board would call Elliott to discuss the matter, Elliott has not been contacted and the Issuer has since announced that it would proceed with the spin-off.

         On June 9, 2000, Elliott sent a letter to the Issuer's Board of Directors objecting to the Issuer's decision to spin-off PFSweb, Inc. without first determining whether and at what price United is prepared to buy Daisytek. Elliott also recommended that the Board commence a professionally managed auction of the Issuer and postpone the spin-off until the results of the auction can be determined. A copy of the letter was attached to the Schedule 13D as Exhibit B.

         Except as set forth herein, none of Elliott, Westgate or International Advisors has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a)  Elliott   beneficially   owns  578,600  shares  of  Common  Stock,
constituting 3.3% of all of the outstanding shares of Common Stock.

         Westgate and International Advisors beneficially own an aggregate of 578,600 shares of Common Stock, constituting 3.3% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with International Advisors to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and International Advisors is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                    Approx. Price per
                                   Amount of Shs.   Share (excl. of
Date      Security                 Bought (Sold)    commissions)

06/12/00 Common                      15,250          $11.7510
06/13/00 Common                      15,000          $11.5973
06/14/00 Common                      25,000          $12.7906
06/14/00 Call Option                (12,500)         $ 1.5625
06/14/00 Put Option                 (12,500)         $ 1.5625
06/16/00 Common                      75,000          $13.0393

         Elliott effected the above transactions on NASDAQ.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                                    Approx. Price per
                                   Amount of Shs.   Share (excl. of
Date     Security                  Bought (Sold)    commissions)

06/12/00 Common                      15,250          $11.7510
06/13/00 Common                      15,000          $11.5973
06/14/00 Common                      25,000          $12.7906
06/14/00 Call Option                (12,500)         $ 1.5625
06/14/00 Put Option                 (12,500)         $ 1.5625
06/16/00 Common                      75,000          $13.0393

         Westgate effected the above transactions on NASDAQ.

         No other transactions that have not been previously reported were effected by either Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and International Advisors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and International Advisors.

         (e)      Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

                  Exhibit D - Letter from the Issuer to Elliott
                              dated June 14, 2000

                  Exhibit E - Letter from Elliott to the Issuer
                              dated June 16, 2000

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 16, 2000

                  ELLIOTT ASSOCIATES, L.P.
                       By: Elliott Capital Advisors, L.P.,
                               as General Partner

                                    By: Braxton Associates, Inc.,
                                            as General Partner


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President


                  WESTGATE INTERNATIONAL, L.P.
                        By: Elliott International Capital
                       Advisors, Inc., as attorney-in-fact


                            By: /s/ Elliot Greenberg
                                            Elliot Greenberg
                                            Vice President


                  ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


                           By: /s/ Elliot Greenberg
                                Elliot Greenberg
                                 Vice President

                                    EXHIBIT D


DAISYTEK


                                                              June 14, 2000



Elliott Associates, L.P.
712 Fifth Avenue
New York, New York 10019
Attn:  Mark D. Brodsky

Dear Sirs:

                  Thank you for your letters dated June 9 and June 12 and for your interest in Daisytek. Please be advised that the Board of Directors of Daisytek has had extensive deliberations concerning its announced spin-off of PSFWeb and has determined that the spin-off is in the best interest of Daisytek and its shareholders.

                  The Board of Directors has and will continue to fulfill its fiduciary obligations and act in the best interest of Daisytek and its shareholders.

Very truly yours,

/s/

Mark C. Layton
President and Chief Executive Officer, PFSweb, Inc.

/s/

James R. Powell
President and Chief Executive Officer, Daisytek International

                                    EXHIBIT E

                            Elliott Associates, L.P.
                                712 Fifth Avenue
                            New York, New York 10019
                                            --
                               TEL. (212) 506-2999
                               FAX: (212) 974-2092



                                            June 16, 2000


Board of Directors
Daisytek International Corporation
500 North Central Expressway
Plano, Texas  75074

Dear Sirs:

                  The June 14 letter from Messrs. Layton and Powell (enclosed) purporting to respond to my letters of June 9 and 12 was no response at all. It neither acknowledged nor refuted the conflicts of interest alleged in my June 9 letter nor commented on the Board's willingness to comply with the requests we have made specifically, to conduct a professionally managed auction of Daisytek and to defer the spinoff of Daisytek's interest in PFSweb pending the outcome of that auction.

                  Several substantial stockholders of Daisytek have informed us that they share our viewpoint and have told you so. It is therefore all the more remarkable that you have not seen fit - whether in the June 14 letter or through some public statement to provide your shareholders any assurance that you will comply with our request. This assurance is particularly needed in light of the imminent record and payment dates (June 19 and July 6, respectively) for the pending spin-off of PFSweb.

                  We therefore call upon you to announce by the close of business on Monday, June 19, that (a) you have agreed to explore the sale of Daisytek in the fashion requested by our letters and (b) you have rescinded the declaration of the spin-off pending completion of that effort. In regard to point "a", your announcement should indicate (i) the identities of the special committee of the Board created for this purpose, (ii) the identity of the investment banker engaged for this purpose, (iii) the identity of the executive who will take charge of the process on behalf of the management of Daisytek (presumably Daisytek's CEO), and (iv) any steps taken to avoid or manage conflicts of interest pertinent to the process (in particular, the conflict that exists between the respective interests of Daisytek and PFSweb stockholders). Of course, we do not ask you to commit unconditionally to sell the Company. Rather, we ask that you explore and assess the sale option in a professionally managed, open-minded way designed to maximize shareholder value, and resort to the spin-off only if it is demonstrably superior to the sale option.

                  If you cannot provide your shareholders this simple assurance, or some acceptable alternative, we would regrettably draw the inference that the Board is not proceeding in good faith. In this event, we would consider a variety of options, including the solicitation of consents from our fellow shareholders seeking (a) to enlarge the Board to ten members, (b) to fill the resulting vacancies with nominees committed to the process described above, and
(c) to make certain changes to the bylaws that would ensure, among other things, that we could contest the election of other directors at the upcoming annual meeting. (This letter does not constitute a solicitation of consents. Such a solicitation, if we decide to conduct one, would be made only pursuant to the appropriate proxy material.)

                  We remain interested in hearing from you to discuss this subject. If I am unavailable when you call, please speak with my colleague Norbert Lou.


                                            Very truly yours,

                                       /s/
                                            Mark D. Brodsky
                                            Portfolio Manager